Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation our report dated October 31, 2023 in Amendment No. 5 to the Registration Statement on Form F-1 of BioLingus (Cayman) Limited, relating to the audit of the consolidated balance sheets of BioLingus (Cayman) Limited and its subsidiaries (collectively the “Company”) as of April 30, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ deficit, and cash flows for each of the years ended April 30, 2023 and 2022, and the related notes (collectively referred to as financial statements) included herein.

We also consent to the reference of WWC, P.C., as an independent registered public accounting firm, as experts in matters of accounting and auditing.

/s/ WWC, P.C.
WWC, P.C.
San Mateo, California	Certified Public Accountants
December 19, 2023	PCAOB ID No.1171